VF
1-30-04



03052802

*** Att 1/20/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48239 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2002 (MM/DD/YY) AND ENDING 10/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarsonAllen Financial, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 S. 6th Street, Suite 300
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. McConnel (612) 376-4643
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer PLLP
(Name – *if individual, state last, first, middle name*)

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 12 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 30 2003
WASH. D.C. 181

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Att
1/21/2004

## OATH OR AFFIRMATION

I, Michael D. McConnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarsonAllen Financial, LLC, as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Mary A. Weilage

Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
OCTOBER 31, 2003 AND 2002

**BOYUM & BARENSCHEER PLLP**
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

## INDEPENDENT AUDITORS' REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of LarsonAllen Financial, LLC as of October 31, 2003 and 2002, and the related statements of net income, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of October 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of October 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 5, 2003



7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

**LARSONALLEN FINANCIAL, LLC**
**BALANCE SHEETS**
**OCTOBER 31, 2003 AND 2002**

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and Cash Equivalents | $ 846,184 | $ 943,056 |
| Accounts Receivable and Work-in-Process, Net | 779,926 | 754,982 |
| Other Current Assets | 18,426 | 2,076 |
| Total Current Assets | $ 1,644,536 | $ 1,700,114 |
| **PROPERTY AND EQUIPMENT (AT COST)** | | |
| Equipment and Software | $ 492,810 | $ 489,827 |
| Accumulated Depreciation and Amortization | (279,398) | (127,405) |
| Net Property and Equipment | $ 213,412 | $ 362,422 |
| Total Assets | $ 1,857,948 | $ 2,062,536 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ 26,494 | $ 110,922 |
| Accrued Payroll & Related Benefits | 128,756 | 91,924 |
| Payable to Member | 89,124 | 367,244 |
| Deferred revenue and other accrued expenses | 34,650 | 20,077 |
| Total Current Liabilities | $ 279,024 | $ 590,167 |
| **MEMBER'S EQUITY** | | |
| Capital | $ 525,000 | $ 525,000 |
| Retained Earnings | 1,053,924 | 947,369 |
| Total Member's Equity | $ 1,578,924 | $ 1,472,369 |
| Total Liabilities and Member's Equity | $ 1,857,948 | $ 2,062,536 |

*See accompanying notes to financial statements.*

## LARSONALLEN FINANCIAL, LLC
## STATEMENTS OF NET INCOME
## FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| **REVENUE** | $ 5,696,353 | $ 5,034,871 |
| **EXPENSES** | | |
| Operating and Service Charge from Member | $ 80,487 | $ 572,445 |
| Payroll & Related Costs | 3,113,473 | 2,542,393 |
| Other Administrative Costs | 1,305,061 | 1,100,214 |
| Depreciation & Amortization | 190,777 | 151,925 |
| Total Expenses | $ 4,689,798 | $ 4,366,977 |
| **NET INCOME** | $ 1,006,555 | $ 667,894 |

*See accompanying notes to financial statements.*

## LARSONALLEN FINANCIAL, LLC
## STATEMENTS OF MEMBERS' EQUITY
## FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

| | CAPITAL | RETAINED EARNINGS | MEMBER'S EQUITY |
|---|---|---|---|
| Balance at October 31, 2001 | $ 25,000 | $ 779,475 | $ 804,475 |
| Net Income | - | 667,894 | 667,894 |
| Member's Distributions | - | (500,000) | (500,000) |
| Additional Paid-in Capital | 500,000 | - | 500,000 |
| Balance at October 31, 2002 | $ 525,000 | $ 947,369 | $ 1,472,369 |
| Net Income | - | 1,006,555 | 1,006,555 |
| Member's Distributions | | (900,000) | (900,000) |
| Balance at October 31, 2002 | $ 525,000 | $ 1,053,924 | $ 1,578,924 |

*See accompanying notes to financial statements.*

# LARSONALLEN FINANCIAL, LLC
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Cash Receipts from Customers | $ 5,691,408 | $ 5,112,278 |
| Cash Paid to Employees & Suppliers | (4,832,955) | (4,133,989) |
| Net Cash Provided by Operating Activities | $ 858,453 | $ 978,289 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Proceeds from Sale of Equipment | $ 12,075 | $ - |
| Purchases of Equipment | (67,400) | (232,838) |
| Net Cash Used by Investing Activities | $ (55,325) | $ (232,838) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Member's Distributions | $ (900,000) | $ (500,000) |
| Net Cash Used by Financing Activities | $ (900,000) | $ (500,000) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | $ (96,872) | $ 245,451 |
| Cash and Cash Equivalents - Beginning of Period | 943,056 | 697,605 |
| **CASH AND CASH EQUIVALENTS - END OF PERIOD** | $ 846,184 | $ 943,056 |
| **RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES** | | |
| Net Income | $ 1,006,555 | $ 667,894 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Depreciation & Amortization | 190,777 | 151,925 |
| Loss on Disposition of Assets | 13,558 | - |
| (Increase) Decrease in Receivables and Work in Process | (24,944) | 77,407 |
| (Increase) Decrease in Other Current Asset | (16,350) | (2,076) |
| Increase (Decrease) in Accounts Payable | (84,428) | 93,349 |
| Increase (Decrease) in Accrued Payroll & Related Benefits | 36,832 | 72,123 |
| Increase (Decrease) in Payable to Member | (278,120) | (83,261) |
| Increase ( Decrease) in Deferred Revenue and Other Accrued Expenses | 14,573 | 928 |
| Net Cash Provided by Operating Activities | $ 858,453 | $ 978,289 |

*See accompanying notes to financial statements.*

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

## SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES - FISCAL YEAR ENDED OCTOBER 31, 2002

| | | |
|---|---|---|
| Acquisition of LarsonAllen Benefits, LLC net assets | | |
| Accounts receivable, work in process and other assets | $ | 705,854 |
| Equipment and Software | | 238,182 |
| | $ | 944,036 |
| | | |
| In Exchange for the following: | | |
| Member capital contribution | $ | 500,000 |
| Payable to Member | | 444,036 |
| | $ | 944,036 |

*See accompanying notes to financial statements.*

# LARSONALLEN FINANCIAL, LLC
# NOTES TO FINANCIAL STATEMENTS
# OCTOBER 31, 2003 AND 2002

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Description of Business
LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 for the purpose of registering with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is wholly owned by Larson, Allen, Weishair & Co., LLP. The Company is engaged in corporate finance, mergers and acquisitions and financial advisory services in the upper Midwest.

Effective October 27, 1995, the Company became licensed with the SEC as a registered broker/dealer.

### Revenue Recognition
Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

### Cash and Cash Equivalents
Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

### Accounts Receivable
Accounts receivable from customers relate to services provided. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements. The allowance for doubtful accounts at October 31, 2003 and 2002 was $22,000 and $71,000, respectively. At October 31, 2003, no single customer accounted for more than 10% of accounts receivable.

### Depreciation
Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

### Description of Useful Lives
The estimated useful lives of the property and equipment are as follows:

| | |
|---|---|
| Equipment | 3-10 Years |
| Software | 3 Years |

### Advertising Costs
Advertising costs are expensed as incurred. Advertising costs for the years ended October 31, 2003 and 2002 were $1,948 and $1,356, respectively.

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Use of Estimates**

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

## NOTE 2 PROFIT SHARING PLAN

The company participates in the Larson, Allen, Weishair & Co., LLP Profit Sharing Plan and Trust. The plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the Board of Directors, contribute to the plan a basic contribution and an integrated contribution. Participants may elect to make contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. The Company contributed $71,743 and $51,559 for the years ended October 31, 2003 and 2002, respectively.

## NOTE 3 RELATED PARTY DISCLOSURES

The Company has an agreement with the member for the provision of services at a predetermined rate. For the years ended October 31, 2003 and 2002, charges for these services and operating expenses (net of service income) were $281,534 and $303,627, respectively. In addition, the Company was advanced $89,124 from its sole member as of October 31, 2003 and advanced $367,244 from its sole member as of October 31, 2002.

Effective November 1, 2001, The Company acquired the following assets of Larson Allen Benefits, LLC, (100% owned by Larson, Allen, Weishair & Co., LLP.) Assets acquired are valued at the carrying value at the date of acquisition.

| | |
|---|---|
| Accounts Receivable and WIP | $ 705,854 |
| Computer Hardware and Software | 185,197 |
| Furniture and Equipment | 52,985 |
| Total | $ 944,036 |

The acquisition was funded through a capital contribution from member and a loan payable to Member.

## NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2003, the Company had net capital of $567,160 as defined by Rule 15c3-1, which was $548,549 in excess of its required net capital of $18,611. The Company had indebtedness at October 31, 2003 in the amount of $279,024.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's 5th Focus filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k) (2) (i) exemption.

**LARSONALLEN FINANCIAL, LLC**
**SCHEDULE OF NET CAPITAL**
**October 31, 2003 and 2002**

| | | |
|---|---|---|
| **OWNERSHIP EQUITY** | | |
| Member's Capital | $ | 525,000 |
| Treasury Stock | | - |
| Additional Paid-In Capital | | - |
| Member Distributions | | (900,000) |
| Retained Earnings | | 947,369 |
| Net Profit/Loss | | 1,006,555 |
| Total Ownership Equity | $ | 1,578,924 |
| **NON-ALLOWABLE ASSETS** | | |
| Current Assets: | | |
| Accounts Receivable and Work in Process, Net | $ | 779,926 |
| Prepaid Expenses | | 18,426 |
| Long-Term Assets: | | |
| Property and Equipment (Net) | | 213,412 |
| Total Non-Allowables | $ | 1,011,764 |
| Tentative Net Capital | $ | 567,160 |
| **HAIRCUTS ON PROPRIETARY POSITIONS** | | |
| Investments at 100% Haircut | $ | - |
| Inventory Long at 15% Haircut | | - |
| Investments Long at 15% Haircut | | - |
| Inventory Short at 15% Haircut | | - |
| Total Haircuts | $ | - |
| Net Capital | $ | 567,160 |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts Payable | $ | 26,494 |
| Accrued Payroll & Related Benefits | | 128,756 |
| Deferred Revenue and Other | | 123,774 |
| Total | $ | 279,024 |
| **REQUIRED NET CAPITAL** | | |
| NASD Required N.C. (6.67% Aggr. Ind.) OR $5000 whichever is Greater | $ | 18,611 |
| SEC Early Warning Requirement (120% Required N.C.) | | 22,333 |
| Required Net Capital | $ | 18,611 |
| **EXCESS NET CAPITAL** | | |
| Net Capital | | 567,160 |
| Required Net Capital | | 18,611 |
| Excess Net Capital | | 548,549 |
| **AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO** | | |
| Aggregate Indebtedness | $ | 279,024 |
| Net Capital | $ | 567,160 |
| Ratio | | .49 to 1 |

**BOYUM & BARENSCHEER PLLP**
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

December 5, 2003

Board of Governors
LarsonAllen Financial LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of LarsonAllen Financial, LLC for the year ended October 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LarsonAllen Financial, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

December 5, 2003
Board of Governors
LarsonAllen Financial LLC
Minneapolis, Minnesota

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives in all material respects.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Minneapolis, Minnesota
December 5, 2003